Exhibit 99(c)

                          PRESS RELEASE






FOR IMMEDIATE RELEASE
FRIDAY
SEPTEMBER 20, 1996



CONTACT PERSON:    STACY DUCKETT, VICE PRESIDENT
                   CORPORATE COMMUNICATIONS
                   (501) 688-8229



                 TCBY REPORTS THIRD QUARTER EARNINGS
                         INCREASE 72 PERCENT


LITTLE ROCK, AR - Friday (September 20) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced net income for the third quarter of 1996 improved 72 percent to $3,755,387 or $.15 per share, from $2,188,584, or $.09 per share, for the same period of 1995. Net income for the first nine months of 1996 improved to $5,703,931 or $.23 per share, from $193,392, or $.01 per share, for the same period in 1995. The improvements were primarily achieved through growth in non-traditional franchise development, and the Company's restructuring announced in November, 1995, including the franchising of Company-owned stores resulting in reduced overhead, and a focus on geographic regions where the Company's hardpack frozen products can be delivered and marketed in a more efficient manner.

Sales and franchising revenues for the third quarter ended August 31, 1996 and 1995 were $30,221,179 and $39,238,810, respectively. Sales and franchising revenues for the first nine months of 1996 and 1995 were $75,443,872 and
$99,969,345, respectively. The declines in sales and franchising revenues primarily result from the execution of the Company's strategic decisions to franchise its Company-owned stores; to sell the marketing and distribution rights to its refrigerated yogurt line; and to refocus the geographic regions where the Company's hardpack frozen products are marketed.

TCBY had 2,781 total locations at the conclusion of the third quarter of 1996. These locations consisted of 1 company-owned store, 209 international locations, 1,340 non-traditional locations and 1,231 franchised stores. The Company continues

 3rd Quarter Earnings         -2-        September 20, 1996


to pursue the development of franchised non-traditional locations with an emphasis on convenience stores operated in association with national petroleum companies. As of August 31, 1996, the Company had opened 184 of these petroleum locations and had an additional 80 locations under agreement for development in 1996. Agreements have been signed for multi-location developments with many major petroleum companies including Texaco, Citgo, and Exxon. These
locations  offer  dual-branding  opportunities  with   other
national food companies.

Following the close of the third quarter, the Company announced it had executed a franchise development agreement for Australia, New Zealand, Singapore, Malaysia, and Vietnam. In addition, an agreement for the development of Ecuador was signed late in the third quarter. The Company now has development agreements in 38 countries.

"We are very pleased with our third quarter results and the significant improvements we are experiencing," said Herren Hickingbotham, President and Chief Operating Officer. "We are excited about our development opportunities through non-traditional and co-branded locations, through conversions and expansion of the TCBY Treats program in our traditional franchise stores and through international growth. The reductions in selling, general and administrative expenses have been maintained throughout the year, and we continue to focus on improving sales and profitability."

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. During this fiscal year, the Company has purchased over 900,000 shares. Purchases have been made utilizing the Company's cash from operations.

The Board of Directors  of the Company  declared a $.05  per
share  cash  dividend  payable   on  October  14,  1996  to
shareholders of record as of October 4, 1996.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the largest manufacturer-franchisor of frozen yogurt in the world.





3rd Quarter Earnings         -3-         September 20, 1996




                      TCBY Enterprises, Inc.
                   Selected Financial Highlights
                 ($000, Except Per Share Amounts)
                            (Unaudited)


                             Three Months Ended  Nine Months Ended
                                 August 31,          August 31,
                              1996       1995      1996      1995
Operating Results
Sales & Franchising Revenue  $30,221   $39,239   $75,444   $99,969
Net Income                   $ 3,755     2,189     5,704       193
Net Income Per Share         $   .15       .09       .23       .01
Average Shares Outstanding    25,036    25,585    25,293    25,579
Dividends Paid Per Share     $   .05       .05       .15       .15

                                      August 31,    November 30,
                                         1996           1995
Financial Position
Current Assets                         $ 47,676       $ 51,357
Current Liabilities                    $ 13,033       $ 14,668
Property, Plant & Equipment, Net       $ 44,403       $ 45,710
Total Assets                           $107,195       $111,625
Long-term Debt, less current portion   $ 10,262       $ 12,641
Stockholders' Equity                   $ 80,383       $ 82,179





                                -30-